UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 9, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2019

▪Revenue was $668.9 million in 1Q19, compared to $787.6 million in 4Q18 and $831.0 million in 1Q18. Excluding the recognition of the technology licensing revenue (the “Licensing Revenue”), revenue was $668.9 million in 1Q19, compared to $787.6 million in 4Q18 and $723.4 million in 1Q18.

▪Gross profit was $122.1 million in 1Q19, compared to $134.1 million in 4Q18 and $220.2 million in 1Q18. Excluding the recognition of the Licensing Revenue, gross profit was $122.1 million in 1Q19, compared to $134.1 million in 4Q18 and $112.6 million in 1Q18.

▪Gross margin was 18.2% in 1Q19, compared to 17.0% in 4Q18 and 26.5% in 1Q18. Excluding the recognition of the Licensing Revenue, gross margin was 18.2% in 1Q19, compared to 17.0% in 4Q18 and 15.6% in 1Q18.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on May 8, 2019, in relation to its unaudited results for the three months ended March 31, 2019.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – May 8, 2019. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC”, the “Company” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2019.

Second Quarter 2019 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

▪	Revenue to increase by 17% to 19% QoQ.
▪	Gross margin to range from 18% to 20%.
▪

Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding, impairment loss of tangible and intangible assets, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters, to range from $269 million to $273 million.

▪	Non-controlling interests of our majority-owned subsidiaries to range from positive $34 million to positive $36 million (losses to be borne by non-controlling interests).

Dr. Zhao Haijun and Dr. Liang Mong Song, SMIC’s Co-Chief Executive Officers commented, “For the past two years, SMIC was in a period of transition. Through optimization and reformation, we enhanced our capability and accelerated R&D significantly. We have been building up competency and competitiveness to accelerate our pace and catch up with the new trends in the industry, meet the needs of the upcoming market opportunities, emerge from the transitional period and accelerate our growth.”

Dr. Zhao said, “Looking at 2019, the first quarter seems to be the bottom for us, as the inventory adjustment cycle is coming to an end and new mature technology platforms that SMIC worked hard to prepare are also ready. New applications such as analog power management, and CMOS RF for Internet of Things will drive revenue growth. Revenue in the second quarter is expected to increase by 17% to 19% quarter over quarter.”

Dr. Liang said, “Our FinFET technology R&D is progressing smoothly, as our 12nm is entering customer engagement, and the research and development of our next generation of FinFET is progressing well based on our accumulated technology development.  The construction of SMIC South FinFET Fab was completed successfully, and we have begun capacity deployment. We will prepare ourselves to be ready for rapid transitions in customer technology migration to face the ever-changing industry environment.”

Conference Call / Webcast Announcement

Date: May 9, 2019

Time: 8:30 a.m. Beijing time

Dial-in numbers:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-5572-3895	(Pass code: SMIC)
United States	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at:

http://www.smics.com/en/site/company_activity or https://edge.media-server.com/m6/p/mawu377c.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements, including statements under “Second Quarter 2019 Guidance”, “Capex Summary” and the statements contained in the quotes of our Co-Chief Executive Officers are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project," "target" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC's customers, bad debt risk, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 30, 2019, especially in the "Risk Factors" section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited ("SEHK") from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding, impairment loss of tangible and intangible assets, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. This earnings release also includes second quarter 2019 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding, impairment loss of tangible and intangible assets, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group's financial measures prepared in accordance with IFRS. The Group's non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group's business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of First Quarter 2019 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q19	4Q18	QoQ	1Q18	YoY
Revenue	668,899	787,565	-15.1%	831,044	-19.5%
Cost of sales	(546,829)	(653,440)	-16.3%	(610,868)	-10.5%
Gross profit	122,070	134,125	-9.0%	220,176	-44.6%
Operating expenses	(97,625)	(175,055)	-44.2%	(177,914)	-45.1%
Profit (loss) from operations	24,445	(40,930)	-	42,262	-42.2%
Other income, net	6,055	43,473	-86.1%	776	680.3%
Profit before tax	30,500	2,543	1099.4%	43,038	-29.1%
Income tax (expense) benefit	(6,123)	8,332	-	(15,958)	-61.6%
Profit for the period	24,377	10,875	124.2%	27,080	-10.0%

Other comprehensive income (loss):
Exchange differences on translating foreign operations	10,378	(7,601)	-	18,384	-43.5%
Cash flow hedges	(12,572)	461	-	17,881	-
Actuarial gains and losses on defined benefit plans	(757)	(758)	-0.1%	(39)	1841.0%
Total comprehensive income for the period	21,426	2,977	619.7%	63,306	-66.2%

Profit (loss) for the period attributable to:
SMIC	12,272	26,520	-53.7%	29,377	-58.2%
Non-controlling interests	12,105	(15,645)	-	(2,297)	-
Profit for the period	24,377	10,875	124.2%	27,080	-10.0%

Gross margin	18.2%	17.0%		26.5%

Earnings per ordinary share(1)
Basic	$0.00	$0.00		$0.01
Diluted	$0.00	$0.00		$0.01
Earnings per ADS(2)
Basic	$0.01	$0.02		$0.03
Diluted	$0.01	$0.02		$0.03

Wafers shipped (in 8” equivalent wafers)	1,089,502	1,217,690	-10.5%	1,083,630	0.5%
Capacity utilization(3)	89.2%	89.9%		88.3%

Note:

(1)

Based on weighted average ordinary shares of 5,041 million (basic) and 5,060 million (diluted) in 1Q19, 5,039 million (basic) and 5,058 million (diluted) in 4Q18, and 4,918 million (basic) and 4,962 million (diluted) in 1Q18.

Earnings per share were $0.0019(basic) and $0.0019 (diluted) in 1Q19 and $0.0045 (basic) and $0.0045 (diluted) in 4Q18.

(2)	Each ADS represents 5 ordinary shares.
(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

▪	Revenue was $668.9 million in 1Q19, compared to $787.6 million in 4Q18. Revenue decreased in 1Q19 mainly due to a decrease of wafer shipment and product-mix change in 1Q19.

▪	Cost of sales was $546.8 million in 1Q19, compared to $653.4 million in 4Q18. Cost of sales decreased in 1Q19 mainly due to the decrease in wafer shipment and product-mix change in 1Q19.

▪	Gross profit was $122.1 million in 1Q19, compared to $134.1 million in 4Q18.

▪	Gross margin was 18.2% in 1Q19, compared to 17.0% in 4Q18.

▪	Operating expenses were $97.6 million in 1Q19, a decrease of 44.2% QoQ from $175.1 million in 4Q18, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

▪	Other income (expense), net was $6.1 million gain in 1Q19, as compared to $43.5 million gain in 4Q18. The change was mainly due to the reasons stated in Other Income (Expense), Net below.

▪

Income tax expense was $6.1 million in 1Q19, as compared to income tax benefit of $8.3 million in 4Q18. The change was mainly due to that some subsidiaries were levied income tax in 1Q19 and recognized expected income tax refund in 4Q18.

▪

Exchange differences on translating foreign operations were $10.4 million gain in 1Q19 and $7.6 million loss in 4Q18. The change was mainly due to the translation difference from the subsidiaries and associates using RMB as the functional currency caused by the appreciation of RMB against USD in 1Q19.

Analysis of Revenue

Revenue Analysis
By Application	1Q19	4Q18	1Q18
Computer	5.1%	6.4%	6.8%
Communications	43.0%	44.7%	33.6%
Consumer	32.5%	32.1%	35.6%
Auto/Industrial	9.8%	8.0%	8.5%
Others(4)	9.6%	8.8%	15.5%
By Service Type	1Q19	4Q18	1Q18
Wafers	94.2%	93.2%	83.5%
Mask making, testing, others(4)	5.8%	6.8%	16.5%
By Geography	1Q19	4Q18	1Q18
North America(1)	32.3%	31.7%	28.6%
China(2)	53.9%	57.5%	62.4%
Eurasia(3)	13.8%	10.8%	9.0%
Wafer Revenue Analysis
By Technology	1Q19	4Q18	1Q18
28 nm	3.0%	5.4%	3.2%
40/45 nm	15.3%	20.3%	21.7%
55/65 nm	21.8%	23.0%	20.9%
90 nm	2.2%	1.7%	3.8%
0.11/0.13 µm	7.4%	7.3%	7.6%
0.15/0.18 µm	46.0%	38.7%	38.9%
0.25/0.35 µm	4.3%	3.6%	3.9%

Note:

(1) Presenting the revenue to those companies whose headquarters are in the United States, but ultimately selling and shipping the products to their global customers.

(2) Including Hong Kong, but excluding Taiwan.

(3) Excluding China and Hong Kong.

(4) Recognized technology licensing revenue of $107.6 million, 12.9% of total revenue in 1Q18.

Capacity*

Fab	1Q19	4Q18
Shanghai 200mm fab	112,000	109,000
Shanghai 300mm fab	22,500	22,500
Beijing 300mm fab	105,750	94,500
Tianjin 200mm fab	58,000	60,000
Shenzhen 200mm fab	45,000	42,000
Shenzhen 300mm fab	6,750	6,750
Majority-owned Beijing 300mm fab	74,250	74,250
Majority-owned Avezzano 200mm fab	42,325	42,325
Total monthly wafer fabrication capacity	466,575	451,325

Note:

* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes.

▪	Monthly capacity was 466,575 8-inch equivalent wafers in 1Q19 from 451,325 8-inch equivalent wafers in 4Q18, primarily because of the capacity expansion Beijing 300mm fab in 1Q19.

Shipment and Utilization

8” equivalent wafers	1Q19	4Q18	QoQ	1Q18	YoY
Wafer shipments	1,089,502	1,217,690	-10.5%	1,083,630	0.5%
Utilization rate(1)	89.2%	89.9%	-	88.3%	-

Note:

(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q19	4Q18	QoQ	1Q18	YoY
Cost of sales	546,829	653,440	-16.3%	610,868	-10.5%
Depreciation and amortization	161,750	216,588	-25.3%	195,171	-17.1%
Other manufacturing costs	384,705	436,152	-11.8%	414,874	-7.3%
Share-based compensation	374	700	-46.6%	823	-54.6%
Gross profit	122,070	134,125	-9.0%	220,176	-44.6%
Gross margin	18.2%	17.0%	-	26.5%	-

▪	Depreciation and amortization in the cost of sales was $161.8 million in 1Q19, compared to $216.6 million in 4Q18, mainly due to the decrease in wafer shipment and product-mix change in 1Q19.

▪	Other manufacturing costs within the cost of sales were $384.7 million in 1Q19, compared to $436.2 million in 4Q18, mainly due to the decrease in wafer shipment in 1Q19.

▪	Gross profit was $122.1 million in 1Q19, compared to $134.1 million in 4Q18.

▪	Gross margin was 18.2% in 1Q19, compared to 17.0% in 4Q18.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	1Q19	4Q18	QoQ	1Q18	YoY
Operating expenses	97,625	175,055	-44.2%	177,914	-45.1%
Research and development, net	77,175	134,970	-42.8%	122,995	-37.3%
General and administrative	43,148	50,003	-13.7%	51,022	-15.4%
Selling and marketing	6,811	7,701	-11.6%	8,513	-20.0%
Net impairment losses recognized (reversal) on financial assets	1,078	(90)	-	484	122.7%
Other operating income	(30,587)	(17,529)	74.5%	(5,100)	499.7%

▪

R&D expenses, net decreased by $57.8 million QoQ to $77.2 million in 1Q19, compared to $135.0 million in 4Q18. Excluding the funding of R&D contracts from the government, R&D expenses decreased by $34.8 million QoQ to $150.3 million in 1Q19. The change was mainly due to less R&D activities in 1Q19. Funding of R&D contracts from the government was $73.1 million in 1Q19, compared to $50.1 million in 4Q18.

▪	The change in other operating income was mainly due to more government funding as other operating income received in 1Q19.

Other Income (Expense), Net

Amounts in US$ thousands	1Q19	4Q18	QoQ	1Q18	YoY
Other income, net	6,055	43,473	-86.1%	776	680.3%
Interest income	29,699	20,155	47.4%	12,855	131.0%
Finance costs	(14,819)	(8,320)	78.1%	(13,525)	9.6%
Foreign exchange gains (losses)	11,112	(5,545)	-	(4,221)	-
Other gains, net	6,222	15,802	-60.6%	2,324	167.7%
Share of (loss) gain of investment accounted for using equity method	(26,159)	21,381	-	3,343	-

▪	The increase in interest income was mainly due to more financial assets at amortized cost acquired in 1Q19.

▪	The increase in finance costs was mainly due to 1) new financial liabilities and related finance costs recognized as IFRS 16 — Lease adopted in 1Q19 and 2) new medium-term notes issued in 1Q19.

▪

Foreign exchange gains or losses were mainly due to the net impact of cash flow hedging and the appreciation of RMB against USD in 1Q19. Foreign monetary assets mainly consist of cash and cash equivalent and trade and other receivables in RMB. Foreign monetary liabilities mainly consist of borrowings, medium-term notes and trade and other payables in RMB.

▪	The decrease in other gains or losses, net was mainly caused by less gain on fair value change of financial assets at fair value through profit or loss in 1Q19.

▪	The change in share of (loss) gain of investment accounted for using equity method was due to the loss of investments in joint ventures and associates in 1Q19.

Depreciation and Amortization

Amounts in US$ thousands	1Q19	4Q18	QoQ	1Q18	YoY
Depreciation and amortization	277,773	253,290	9.7%	268,516	3.4%

▪	As the adoption of IFRS 16 — Lease since January 1, 2019, the Group recognized $24.4 million depreciation of right-of-use assets (the right to use the leased item) in 1Q19.

Liquidity

Amounts in US$ thousands	1Q19	4Q18
Cash and cash equivalent	1,370,041	1,786,420
Restricted cash	685,598	592,290
Derivative financial instruments	10,362	2,583
Financial asset at fair value through profit or loss	46,951	41,685
Financial assets at amortized cost	2,510,503	1,996,808
Trade and other receivables	739,882	837,828
Prepayment and prepaid operating expenses	56,614	28,161
Inventories	661,633	593,009
Assets classified as held-for-sale	267,264	270,807
Total current assets	6,348,848	6,149,591

Current tax liabilities	5,653	2,607
Derivative financial instruments	18,285	15,806
Accrued liabilities	118,307	164,604
Deferred government funding	239,909	244,708
Bonds payable	499,027	498,551
Medium-term notes	222,640	218,247
Short-term borrowings	416,311	530,005
Contract liabilities	56,367	44,130
Trade and other payables	1,126,129	964,860
Other liabilities	110,573	32,263
Liabilities directly associated with assets classified as held for sale	143,903	143,447
Total current liabilities	2,957,104	2,859,228

Cash ratio(1)	0.5x	0.6x
Quick ratio(2)	1.9x	1.9x
Current ratio(3)	2.1x	2.2x

Note:

(1)	Cash and cash equivalent divided by total current liabilities.
(2)	Current assets excluding inventories divided by total current liabilities.
(3)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	1Q19	4Q18
Cash and cash equivalent	1,370,041	1,786,420
Financial asset at fair value through profit or loss - current(1)	46,951	41,685
Financial assets at amortized cost(2)	2,510,503	1,996,808

Short-term borrowings	416,311	530,005
Long-term borrowings	1,907,211	1,760,763
Medium-term notes	444,454	218,247
Convertible bonds	422,479	418,592
Corporate bonds	499,027	498,551
Total debt	3,689,482	3,426,158

Net debt(3)	(238,013)	(398,755)
Equity	8,947,675	8,923,580
Total debt to equity ratio(4)	41.2%	38.4%
Net debt to equity ratio(5)	-2.7%	-4.5%

Note:

(1)	Mainly contain financial products sold by bank.
(2)	Mainly contain bank deposits over 3 months.
(3)	Total debt minus cash and cash equivalent, financial assets at fair value through profit or loss – current and financial assets at amortized cost.
(4)	Total debt divided by equity.
(5)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	1Q19	4Q18
Net cash from operating activities	166,103	377,486
Net cash used in investing activities	(816,708)	(499,552)
Net cash from financing activities	216,590	1,100,194
Effect of exchange rate changes	18,645	227
Cash and cash equivalent of disposal group held for sale	(1,009)	(14,554)
Net change in cash and cash equivalent	(416,379)	963,801

Capex Summary

nCapital expenditures were $439.6 million in 1Q19, compared to $404.8 million in 4Q18.

nThe planned 2019 capital expenditures for foundry operations are approximately $2.1 billion, which are mainly for the equipment and facility in our majority-owned Shanghai 300mm fab and FinFET R&D line. The planned 2019 capital expenditures for non-foundry operations are approximately $105.8 million, mainly for the construction of employee’s living quarters.

Recent Highlights and Announcements

●	Notification Letter and Request Form for Non-registered Shareholders (2019-4-29)
●	Notification Letter for Registered Shareholders (2019-4-29)
●	Notification Letter and Change Request Form to registered holders (2019-4-29)
●	Letter and Reply Form to New Registered Shareholders - Election of Means of Receipt and Language of Corporate Communication (2019-4-29)
●	2018 Annual Report (2019-4-29)
●	Notification of Board Meeting (2019-4-10)
●	Discloseable Transaction Disposal of Subsidiary (2019-3-31)
●	Announcement of 2018 Annual Results (2019-3-29)
●	Continuing Connected Transactions - Revision of Existing Internal Deposit Services Annual Caps of Centralised Fund Management Agreements of SMSC and SMNC (2019-3-19)
●	Notification of Approval of the Publication of 2018 Annual Results by the Board (2019-3-11)
●	SMIC Reports Unaudited Results for the Three Months Ended December 31, 2018 (2019-2-14)
●	Continuing Connected Transactions in relation to Framework Agreement (2019-1-23)
●	Poll Results of Extraordinary General Meeting Held on 11 January 2019 (2019-1-11)
●	Notification of Board Meeting (2019-1-11)

Please visit SMIC’s website at

http://www.smics.com/en/site/news and http://www.smics.com/en/site/comapny_statutoryDocuments for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

	For the three months ended
	March 31, 2019	December 31, 2018
	(Unaudited)	(Unaudited)

Revenue	668,899	787,565
Cost of sales	(546,829)	(653,440)
Gross profit	122,070	134,125
Research and development expenses, net	(77,175)	(134,970)
General and administration expenses	(43,148)	(50,003)
Sales and marketing expenses	(6,811)	(7,701)
Net impairment losses (recognized) reversal on financial assets	(1,078)	90
Other operating income, net	30,587	17,529
Operating expenses	(97,625)	(175,055)
Loss from operations	24,445	(40,930)
Other income, net	6,055	43,473
Profit before tax	30,500	2,543
Income tax (expense) benefit	(6,123)	8,332
Profit for the period	24,377	10,875

Other comprehensive income (loss):
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	10,378	(7,601)
Cash flow hedges	(12,572)	461
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	(757)	(758)
Total comprehensive income for the period	21,426	2,977

Profit (loss) for the period attributable to:
Owners of the Company	12,272	26,520
Non-controlling interests	12,105	(15,645)
	24,377	10,875
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	9,195	18,609
Non-controlling interests	12,231	(15,632)
	21,426	2,977

Earnings per ordinary share
Basic	$0.00*	$0.00*
Diluted	$0.00*	$0.00*
Earnings per ADS
Basic	$0.01	$0.02
Diluted	$0.01	$0.02

Shares used in calculating basic earnings per share	5,040,946,334	5,038,852,986
Shares used in calculating diluted earnings per share	5,059,764,787	5,058,243,650

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(201,601)	(242,912)
EBITDA(2)	323,092	264,153
EBITDA margin(2)	48.3%	33.5%

*	Earnings per share were $0.0019 (basic) and $0.0019 (diluted) in 1Q19, and $0.0045 (basic) and $0.0045 (diluted) in 4Q18

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

Note:

(1)

Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding, impairment loss of tangible and intangible assets, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(97,625)	(175,055)	(177,914)
Employee bonus accrued	-	720	4,665
Government funding	(101,554)	(57,469)	(21,561)
Impairment loss of tangible and intangible assets	-	8,789	-
(Gain) loss on the disposal of machinery and equipment	(1,530)	(19,150)	497
Gain on the disposal of living quarters	(892)	(747)	(1,680)
Non-GAAP operating expenses	(201,601)	(242,912)	(195,993)

(2)

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	24,377	10,875	27,080
Finance costs	14,819	8,320	13,525
Depreciation and amortization	277,773	253,290	268,516
Income tax expense (benefit)	6,123	(8,332)	15,958
EBITDA	323,092	264,153	325,079
Profit margin	3.6%	1.4%	3.3%
EBITDA margin	48.3%	33.5%	39.1%

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US$ thousands)

	As of
	March 31, 2019	December 31, 2018
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment(1)	7,260,531	6,777,970
Land use right	129,970	105,436
Intangible assets	115,285	122,854
Investments in associates	1,114,668	1,135,442
Investments in joint ventures	15,914	15,687
Deferred tax assets	46,102	45,426
Financial assets at fair value through profit or loss	56,514	55,472
Derivative financial instruments	5,708	5,266
Other assets	7,325	11,176
Total non-current assets	8,752,017	8,274,729

Current assets
Inventories	661,633	593,009
Prepayment and prepaid operating expenses	56,614	28,161
Trade and other receivables	739,882	837,828
Financial assets at fair value through profit or loss	46,951	41,685
Financial assets at amortized cost	2,510,503	1,996,808
Derivative financial instruments	10,362	2,583
Restricted cash	685,598	592,290
Cash and cash equivalent	1,370,041	1,786,420
	6,081,584	5,878,784
Assets classified as held-for-sale	267,264	270,807
Total current assets	6,348,848	6,149,591
TOTAL ASSETS	15,100,865	14,424,320

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

	As of
	March 31, 2019	December 31, 2018
	(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares
$0.004 par value, 10,000,000,000 shares authorized, 5,046,671,661 and 5,039,819,199 shares outstanding at March 31, 2019 and December 31, 2018, respectively	20,187	20,159
Share premium	5,000,280	4,993,163
Reserves	101,375	109,346
Retained earnings	343,570	331,298
Equity attributable to owners of the Company	5,465,412	5,453,966
Perpetual subordinated convertible securities	563,848	563,848
Non-controlling interests	2,918,415	2,905,766
Total equity	8,947,675	8,923,580

Non-current liabilities
Borrowings	1,907,211	1,760,763
Convertible bonds	422,479	418,592
Medium-term notes	221,814	-
Deferred tax liabilities	2,694	1,639
Deferred government funding	372,232	393,902
Derivative financial instruments	14,144	15,540
Other financial liabilities	12,178	11,948
Other liabilities(1)	243,334	39,128
Total non-current liabilities	3,196,086	2,641,512

Current liabilities
Trade and other payables	1,126,129	964,860
Contract liabilities	56,367	44,130
Borrowings	416,311	530,005
Bonds payable	499,027	498,551
Medium-term notes	222,640	218,247
Deferred government funding	239,909	244,708
Accrued liabilities	118,307	164,604
Derivative financial instruments	18,285	15,806
Current tax liabilities	5,653	2,607
Other liabilities(1)	110,573	32,263
	2,813,201	2,715,781
Liabilities directly associated with assets classified as held for sale	143,903	143,447
Total current liabilities	2,957,104	2,859,228
Total liabilities	6,153,190	5,500,740
TOTAL EQUITY AND LIABILITIES	15,100,865	14,424,320

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US$ thousands)

Note:

(1)

The new IFRS 16 standard resulted in almost all leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

As the adoption of IFRS 16 since January 1, 2019, the Group recognized $279.7 million right-of-use assets and $279.7 million leased liabilities in property, plant and equipment and other liabilities, respectively.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In US$ thousands)

	For the three months ended
	March 31, 2019	December 31, 2018
	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Profit for the period	24,377	10,875
Depreciation and amortization	277,773	253,290
Share of loss (gain) of investment accounted for using equity method	26,160	(21,381)
Changes in working capital and others	(162,207)	134,702
Net cash from operating activities	166,103	377,486

Cash flow from investing activities:
Payments to acquire financial assets at fair value through profit or loss	(8,176)	(237,702)
Proceeds from sale of financial assets at fair value through profit or loss	6,419	326,249
Payments to acquire financial assets at amortized cost	(1,561,888)	(540,552)
Proceeds from maturity of financial assets at amortized cost	1,001,787	532,254
Payments for property, plant and equipment	(328,961)	(425,093)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	3,290	60,992
Payments for intangible assets	(254)	-
Payments for land use right	(1,402)	(14,425)
Deposit paid for investing activities	-	(45,503)
Deposit received from disposal of subsidiaries	72,324	-
Proceeds from release of restricted cash relating to investing activities	-	49,941
Payments to acquire joint ventures and associates	-	(209,869)
Distributions received from joint ventures and associates	153	4,156
Net cash used in investing activities	(816,708)	(499,552)

Cash flow from financing activities:
Proceeds from borrowings	255,393	326,969
Repayment of borrowings	(263,760)	(188,725)
Payments for issuance of shares	-	(31)
Payments for issuance of perpetual subordinated convertible securities	-	(225)
Distribution paid to perpetual subordinated convertible securities holders	-	(5,650)
Proceeds from exercise of employee stock options	933	2,923
Proceeds from issuance of medium-term notes	224,024	-
Proceeds from non-controlling interest – capital contribution	-	964,950
Payments to acquire treasury shares	-	(17)
Net cash from financing activities	216,590	1,100,194

Effects of exchange rate changes on the balance of cash held in foreign currencies	18,645	227
Cash and cash equivalent of disposal group held for sale	(1,009)	(14,554)

Net (decrease) increase in cash and cash equivalent	(416,379)	963,801
Cash and cash equivalent, beginning of period	1,786,420	822,619
Cash and cash equivalent, end of period	1,370,041	1,786,420

By order of the Board

Semiconductor Manufacturing International Corporation

Dr. Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, May 8, 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only